September 7, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Notice of Disclosure Filed in the Annual Report on Form N-CSR Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Blackstone Long-Short Credit Income Fund (“BGX”) has made disclosure pursuant to those provisions in its Semi-Annual Report on Form N-CSRS for the period ended June 30, 2023, which was filed with the U.S. Securities and Exchange Commission on September 7, 2023. BGX has made such disclosure based on information provided by other companies that may be deemed to be under common control with BGX, and not because of any conduct by BGX.

Very truly yours,

By:	/s/ William J. Renahan
Name:	William J. Renahan
Title:	Chief Compliance Officer